Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 72,468 units in April 2022, grows by 74% over last year

Mumbai, May 4, 2022: Tata Motors Limited sales in the domestic & international market for April 2022 stood at 72,468 vehicles, compared to 41,729 units during April 2021.

•	Domestic Sales Performance:

Category	April 2022	April 2021	% change (Y-o-Y)
Total Domestic Sales	71,467	39,401	81%

•	Domestic - Commercial Vehicles:

Category	April 2022	April 2021	% change (Y-o-Y)
M&HCV	8,489	4,813	76%
I&LCV	4,543	2,013	126%
Passenger Carriers	2,137	550	289%
SCV cargo and pickup	14,711	6,930	112%
Total CV Domestic	29,880	14,306	109%
CV Exports	958	2,209	-57%
Total CV	30,838	16,515	87%

Domestic sale of MH&ICV in April 2022, including trucks and buses, stood at 12,069 units, compared to 6,466 units in April 2021.

Total sales for MH&ICV Domestic & International Business in April 2022, including trucks and buses, stood at 12,524 units compared to 7,366 units in April 2021.

•	Domestic - Passenger Vehicles:

Category	April 2022	April 2021	% change (Y-o-Y)
PV ICE	39,265	24,514	60%
PV EV	2,322	581	300%
Total PV Domestic	41,587	25,095	66%

*Includes sales of Tata Motors Passenger Vehicles Limited, a wholly owned subsidiary of Tata Motors Limited.

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.